UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YAHOO! INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984332106

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,000,000,000	$347,700

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $3,000,000,000 in aggregate of up to 81,081,081 shares of common stock of Yahoo! Inc. at the minimum price of $37.00 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$347,700
Form or Registration No.:	Schedule TO
Filing Party:	Yahoo! Inc.
Date Filed:	May 16, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Yahoo! Inc., a Delaware corporation (“Yahoo” or the “Company”), on May 16, 2017, in connection with the offer by Yahoo to purchase up to $3,000,000,000 of shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders (“Auction Tenders”) at prices equal to (A) the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)), multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370 (the “Permitted Range”), provided that in no event will the Purchase Price (as defined in the Offer to Purchase) be less than $37.00 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1-9 and 11.

The Offer to Purchase and the Schedule TO, to the extent Item 1 though Item 9, and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

1.	Adding a new paragraph as the first paragraph on the cover page of the Offer to Purchase and as the second paragraph to the section titled “Introduction” of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 11:59 PM, New York City Time on June 13, 2017. On May 24, 2017, S&P Dow Jones Indices announced that it will remove Yahoo from the Standard and Poor’s 500 Composite Index (the “S&P 500”) effective at the open on June 19, 2017 to coincide with the June 2017 rebalance of the S&P 500. The Expiration Date of the Offer is extended until 11:59 P.M., New York City Time, on June 16, 2017, unless further extended or terminated, in order to align the timing of the Expiration Date with the last trading day prior to the removal of Yahoo’s shares from the S&P 500, which will occur on June 16, 2017. As of the close of business on June 7, 2017, Computershare Trust Company N.A., the depositary for the tender offer, has advised that approximately 20,233 shares of Yahoo’s common stock have been tendered and not withdrawn.”

2.	All references in the Offer to Purchase to the phrase “Determination Date (June 9, 2017 based on the current Expiration Date)” shall be replaced by the following phrase:

“Determination Date (June 14, 2017 based on the amended Expiration Date).”

3.	Adding the following paragraph beginning at the ninth paragraph on the cover page of the Offer to Purchase to read as follows:

Through the Expiration Date, the Shares will continue to trade under the ticker symbol “YHOO.” The Company has been advised by NASDAQ that, following the effectiveness of the Company’s name change to “Altaba Inc.”, assuming that the Offer is not further extended, the Shares will begin trading under the ticker symbol “AABA” beginning on June 19, 2017.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	Press release dated June 8, 2017 announcing the extension of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.

By:	/s/ Arthur Chong
Name:	Arthur Chong
Title:	General Counsel and Secretary

Date: June 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2017.**

(a)(1)(B)	Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Withdrawal.**

(a)(1)(D)	Notice of Guaranteed Delivery.**

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.**

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.**

(a)(1)(G)	Summary Advertisement, dated May 16, 2017.**

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated May 16, 2017 announcing the commencement of the Offer.**

(a)(5)(B)	Press release dated June 8, 2017 announcing the extension of the Offer.*

(b)	None.

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed November 6, 2009).

(d)(2)	Yahoo! Inc. Stock Plan, as amended and restated on April 8, 2014 (and effective June 25, 2014) (previously referred to as the “1995 Stock Plan”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 27, 2014).

(d)(3)	Form of Stock Option Agreement for Executives, including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(C) our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013).

(d)(4)	Form of Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on March 6, 2013).

(d)(5)	Form of Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(R) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(6)	Form of Restricted Stock Unit Award Agreement Letter Amendment between the Company and executives regarding tax withholding elections (incorporated by reference to Exhibit 10.2(P) to our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(d)(7)	Form of Performance Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the SEC on March 6, 2013).

(d)(8)	Form of Performance Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(S) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(9)	Form of Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(J) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(10)	Form of Performance Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(11)	Form of equity award agreement letter amendment, dated April 10, 2016, between the Company and executives clarifying the definition of “change in control” for purposes of outstanding awards under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(12)	Yahoo! Inc. Directors’ Stock Plan, as amended and restated on October 16, 2014 (and effective January 1, 2015) (previously referred to as the “1996 Directors’ Stock Plan”) (incorporated by reference to Exhibit 10.4(A) to our Quarterly Report on Form 10-Q filed November 7, 2014).

(d)(13)	Form of Director Nonstatutory Stock Option Agreement, including Notice of Grant, under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(B) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(14)	Form of Notice of Restricted Stock Unit Grant and Director Restricted Stock Unit Award Agreement under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(C) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(15)	Yahoo! Inc. Executive Incentive Plan for 2016 (incorporated by reference to Exhibit 10.11(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(16)	Form of Amendment to Executive Severance Agreement (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(17)	Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees, as amended on December 10, 2008 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K filed February 27, 2009).

(d)(18)	Amendment, dated April 10, 2016, to Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 14, 2016).

(d)(19)	Employment Offer Letter, dated July 16, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed July 19, 2012).

(d)(20)	Form of Severance Agreement between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed March 6, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (Retention and Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.22(C) to our Form 10-Q filed August 9, 2012).

(d)(22)	Performance Stock Option Agreement (Retention Grant), including Notice of Grant, dated November 29, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.21(D) to our Annual Report on Form 10-K filed March 1, 2013).

(d)(23)	First Amendment, dated April 14, 2014, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(K) to our Form 10-Q filed May 8, 2014).

(d)(24)	Second Amendment, dated April 17, 2015, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(O) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(25)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(I) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(26)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(J) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(27)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(M) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(28)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(N) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(29)	Third Amendment, dated March 31, 2016, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(30)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(31)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(M) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(32)	Employment Offer Letter, dated September 23, 2012, between the Company and Ken Goldman (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 26, 2012).

(d)(33)	Employment Offer Letter, dated October 19, 2014, between the Company and Lisa Utzschneider (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed February 29, 2016).

(d)(34)	Offer Letter, dated March 10, 2017, between the Company and Arthur Chong (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed March 13, 2017).

(d)(35)	Offer Letter, dated March 10, 2017, between the Company and Thomas J. McInerney (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed March 13, 2017).

(d)(36)	Offer Letter, dated March 10, 2017, between the Company and Alexi A. Wellman (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed March 13, 2017).

(d)(37)	Offer Letter, dated March 10, 2017, between the Company and DeAnn Fairfield Work (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed March 13, 2017).

(d)(38)	Form of Performance Restricted Stock Unit Award Agreement, including Notice of Grant (for certain grants made after the Registrant’s entry into the Stock Purchase Agreement with Verizon), under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(N) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(39)	Resolutions of the Yahoo! Inc. Board of Directors, adopted on March 10, 2017, amending the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(D) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(40)	Form of Restricted Stock Unit Award Amendment under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(E) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(41)	Form of Notice of Option Exercise Deadline under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(F) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(42)	Yahoo! Inc. Executive Incentive Plan for 2017 (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(43)	Form of Amendment to Executive Severance Agreement in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.13(C) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(g)	None.

(h)	None.

**	Previously filed.
*	Filed herewith.